BIOMX INC.

708 Quince Orchard Rd, Suite 205

Gaithersburg, MD 20878

February 12, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549

Re:	BiomX Inc. Registration Statement on Form S-3 Filed on February 9, 2026 File No. 333-293308 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, BiomX Inc. hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 5:00 p.m., Eastern Time, on February 13, 2026, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner, Esq. at (212) 659-4974.

Very truly yours,

BIOMX Inc.

By:	/s/ Jonathan Solomon
Jonathan Solomon
Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP